SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte. Colonia Bella Vista Monterrey, Nuevo León 64410 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Proposed Dividend of Ps. 1,485 Million
Approved at Annual Meeting of Stockholders

          MONTERREY, México, March 29, 2007 -- Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) held its Annual General Ordinary Stockholders Meeting today, at which shareholders approved the annual report for 2006 presented by the Board of Directors, the consolidated financial statements for 2006, the declaration of the dividend corresponding to fiscal year 2006, and the composition of the Board of Directors for 2007.

          The stockholders approved the payment of an ordinary dividend in the amount of 1,485 million pesos, representing a 51% increase over last year’s amount of 986 million pesos.

          The dividend will be paid as of May 15, 2007, upon submittal of Coupon Number 1, as follows: 0.22217 pesos for each Series B share and 0.27771 pesos for each Series D share.  This corresponds to actual dividend payments of 1.33301 pesos for each BD Unit and 1.11085 pesos for each B Unit. Therefore, each ADR (NYSE: FMX) will receive a dividend payment of 13.3301 pesos.

          In addition, stockholders approved a three-for-one stock split, which is expected to take place during the second quarter of 2007, and 3,000 million pesos as the maximum amount that could potentially be used in stock repurchases, as per Mexican legislation.

          José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented, “In 2006, we achieved important accomplishments both operationally and strategically, delivering strong results across our business sectors and geographic markets and completing several important transactions that position us to further capture growth opportunities and leverage our business model. The acquisition of Kaiser in Brazil, the announced agreement of Coca-Cola FEMSA to acquire Jugos del Valle, S.A.B. de C.V. jointly with The Coca-Cola Company, and our new cooperative framework with The Coca-Cola Company position FEMSA to compete and create value in complex and challenging environments.”

          “I would like to thank the more than ninety-seven thousand men and women that form part of the FEMSA family.  These great results were made possible thanks to your talent, creativity, discipline and hard work,” concluded Jose Antonio Fernandez.

          The Board of Directors was appointed as follows:

BOARD OF DIRECTORS 2007

MEMBERS	ALTERNATE

SERIES “B”

HONORARY LIFE
CHAIRMAN
Eugenio Garza Lagüera	Mariana Garza de Treviño
CHAIRMAN
José Antonio Fernández Carbajal	Federico Reyes García
Bárbara Garza de Braniff	Eva Garza de Fernández
José Calderón Rojas	Francisco José Calderón Rojas
Consuelo Garza de Garza	Alfonso Garza Garza
Max Michel Suberville	Max Michel González
Alberto Bailleres	Arturo Fernández Pérez
Francisco Javier Fernández Carbajal	Javier Astaburuaga Sanjines
Ricardo Guajardo Touché	Othón Páez Garza
Alfredo Livas Cantú	Sergio Deschamps Ebergenyi
Roberto Servitje Sendra	Juan Guichard Michel
Carlos Salguero	Alfonso González Migoya
Paulina Garza de Marroquín	Carlos Salazar Lomelín
Jose Manuel Canal Hernando	Ricardo Saldívar Escajadillo

SERIES “D”

Armando Garza Sada	Eduardo Padilla Silva
Alexis E. Rovzar de la Torre	Francisco Zambrano Rodríguez
Helmut Paul	Antonio Elosúa Muguerza
Lorenzo H. Zambrano Treviño	Francisco Garza Zambrano
Robert E. Denham	José González Ornelas

SECRETARIES
Carlos Eduardo Aldrete Ancira	Arnulfo Eduardo Treviño Garza

COMMITTEES 2007

AUDIT COMMITTEE
CHAIRMAN
Alexis E. Rovzar de la Torre
José Manuel Canal Hernando
Francisco Zambrano Rodríguez
Alfonso Gonzalez Migoya

SECRETARY (NON MEMBER)
José González Ornelas
FINANCE EXPERT
José Manuel Canal Hernando

FINANCE COMMITTEE
CHAIRMAN
Ricardo Guajardo Touché
Federico Reyes García
Robert E. Denham
Francisco Javier Fernández Carbajal
Alfredo Livas Cantú

SECRETARY (NON MEMBER)
Javier Astaburuaga Sanjines
CORPORATE PRACTICES COMMITTEE
CHAIRMAN
Lorenzo H. Zambrano Treviño
Carlos Salguero
Helmut Paul

SECRETARY (NON MEMBER)
Alfonso Garza Garza

          FEMSA is the leading beverage company in Latin America.  It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca- Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 4,800 stores.

          FORWARD LOOKING STATEMENTS

          This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management’s expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

SOURCE  Fomento Economico Mexicano, S.A.B. de C.V.
          -0-                                                  03/29/2007
          /CONTACT:  Fomento Economico Mexicano: Investors, +52-818-328-6167, or investor@femsa.com.mx, or Media, +011-52-818-328-6046, or comunicacion@femsa.com/
          /Web site:  http://www.femsa.com /
          (FMX)

SIGNATURES

          Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Javier Astaburuauga

Javier Astaburuauga
Chief Financial Officer
Date: March 29, 2007